SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For October 1, 2005 to October 30, 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Awarded $2.5 Million Dollar Deal to Supply Digital Video/Audio Capture Solutions with Content Analytics to Isleta Casino and Resort

Press Release: NICE Named Industry Leader by Independent Analyst Firm Frost & Sullivan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: November 8,  2005

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NICE Systems and SAS Sign Strategic Partnership to Deliver Complete Customer Intelligence

Joint solution to change way organizations make strategic decisions through the convergence of business intelligence and interaction analytics

Cary, N. C. and Ra`anana, Israel, October 19, 2005 - SAS, the leader in business intelligence and NICE Systems (NASDAQ: NICE), a global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) today announced a strategic partnership to provide a joint solution that links SAS® Business Intelligence with NICE interaction content analytics.  The joint solution, which combines technology already available and implemented at customer sites, improves business performance by combining customer intelligence derived from structured data with insight from customer interactions derived from unstructured multimedia data sources.

SAS offers an integrated business intelligence platform for analyzing data from all enterprise sources, such as CRM, ERP, billing and other systems. SAS solutions deliver strategic value by providing predictive power to make key business decisions and improve performance. SAS® Enterprise BI Server will interface with NICE Perform(TM), which captures and analyzes customer interactions (via telephony or web) by using multi-dimensional analytics, such as word spotting, emotion detection and screen content analysis. NICE Perform is revolutionizing the decision making process by helping organizations understand and anticipate customer and market dynamics and by helping them understand why issues arise and what is likely to happen next.

SAS and NICE joint customers can now gain a wider picture of their businesses, through a holistic solution that for the first time provides content analytics on both structured and unstructured data, from both customer transactions and spoken interactions.  This expanded solution offers the broadest set of data sources with sophisticated tools for high levels of reliability, accuracy and predictability; it addresses a variety of critical business issues such as customer loyalty and churn to improve bottom line, profitability, revenue per user and fraud detection.

"NICE is pleased to establish this strategic alliance with SAS," said Haim Shani, Chief Executive Officer of NICE. "Our joint solution is the first of its kind and represents a major paradigm shift in the way companies will evaluate and understand their business and improve the bottom line.  This is another milestone in delivering on our vision of Insight from Interactions".

This joint solution comes from the two leaders in their respective markets.  SAS is the world`s leading provider of business intelligence software, having won numerous industry awards and having earned multiple industry leadership rankings by independent analyst firms around the globe.  NICE is the leader in providing insight from customer interactions based on advanced content analytics and is recognized by industry analysts as the global leader in this market.

"This solution represents a powerful combination.  The unstructured data that we get from NICE offers a comprehensive view that, when combined with SAS business intelligence, enables organizations to make better business decisions based on a more holistic view of their customers," added Paul Bierbusse, senior director of customer intelligence solutions at SAS.  "Together we enable our joint base of existing and potential customers to analyze customer-buying trends, segment customers with precision, design targeted sales and marketing campaigns, and measure ROI with their current systems.  We are excited to partner with NICE and offer enterprises all over the world a new way to make decisions and improve business performance."

The synergetic leadership of the two companies has a combined installed base over ten thousand customers, including over 75% of the Fortune 100, will set new standards for the enterprise performance with this joint, end-to-end solution that bridges the last mile in business intelligence.

About NICE
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM), based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies.  More information is available at www.nice.com.

About SAS

SAS is the market leader in providing a new generation of business intelligence software and services that create true enterprise intelligence. SAS solutions are used at about 40,000 sites - including 96 of the top 100 companies on the FORTUNE Global 500® - to develop more profitable relationships with customers and suppliers; to enable better, more accurate and informed decisions; and to drive organizations forward. SAS is the only vendor that completely integrates leading data warehousing, analytics and traditional BI applications to create intelligence from massive amounts of data. For nearly three decades, SAS has been giving customers around the world The Power to Know®.  More information is available at www.sas.com.

NICE Media Contact

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

NICE Investors Contact

Sigal Elly	NICE Systems ir@nice.com	+1 877 245 7449
SAS Contact Bobbi Harris	SAS Bobbi.Harris@sas.com	+1 919 531 8463

Trademark Note:  3600 View, Agent@home, Big Picture Technology®, Executive Connect®, Executive Insight*, Experience Your Customer®, Investigator, Last Message Replay, Lasting Loyalty, Listen Learn Lead®, MEGACORDER, Mirra®, My Universe, NICE®, NiceAdvantage®, NICE Analyzer, NiceCall®, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog®, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse®, NiceUniverse LIVE, NiceVision®, NiceVision ALTO, NiceVision Harmony®, NiceVision Mobile®, NiceVision Pro®, NiceVision Virtual®, NiceWatch, Renaissance®, Scenario Replay, Secure Your Vision, Tienna®, TrunkNet®, Universe®, Wordnet® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*In Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

SAS and all other SAS Institute Inc. product or service names are registered trademarks or trademarks of SAS Institute Inc. in the USA and other countries. ® indicates USA registration. Other brand and product names are trademarks of their respective companies.Copyright © 2005 SAS Institute Inc. Cary, NC, USA. All rights reserved.

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